SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(AMENDMENT NO. 2)*

Argonaut Group, Inc.
(NAME OF ISSUER)

Common Stock
(TITLE OF CLASS OF SECURITIES)

040157 10 9
(CUSIP NUMBER)

Henry E. Singleton
335 N. Maple Drive, Suite 177
Beverly Hills, California 90210
310.278.1177
(NAME, ADDRESS, and TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

None, see transmittal letter
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [__].

Check the following box if a fee is being paid with the statement [__]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of  4 Pages
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SCHEDULE 13D

Page 2 of 4 Pages


CUSIP No.  040157-10-9

1.  NAME OF REPORTING PERSON
    SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Henry E. Singleton

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (a)  [__]
    (B)  [__]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

     N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)    [__]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.   SOLE VOTING POWER:  4,663,056
8.   SHARED VOTING POWER:
9.   SOLE DISPOSITIVE POWER:  4,663,056
10.  SHARED DISPOSITIVE POWER:

11.   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,663,056

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [__]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      18.7%

14.   TYPE OF REPORTING PERSON
      IN
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Page 3 of 4 Pages


The Schedule 13D filed with respect to Argonaut Group, Inc. Common Stock is hereby amended.

ITEM 1.  SECURITY AND ISSUER

Common Stock, par value of $0.10, of Argonaut Group, Inc., 1800 Avenue of the Stars, Ste. 1175, Los Angeles, CA 90067 ("the Issuer").

ITEM 2.  IDENTITY AND BACKGROUND

(a)     Henry E. Singleton
(b, c)  Principal
	Singleton Group
	335 N. Maple Drive, Suite 177
	Beverly Hills, California  90210
(d)     No reportable proceedings
(e)     No reportable proceedings
(f)     United States citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In November 1986, Teledyne, Inc. spun off to its shareholders all of the outstanding Common Stock of the Issuer on the basis of one share of the Issuer for each share of Teledyne. I received 1,554,288 of the shares reported herein pursuant to that distribution. Additionally, I received 3,108,576 additional shares of the Issuer's Common Stock as my pro-rata portion of the 3-for-1 stock split distributed to all Argonaut shareholders in June 1991.
The remaining 192 shares reported herein, I received as a distribution from a family member's estate.

ITEM 4.  PURPOSE OF TRANSACTION

I received my pro rata portion of the Issuer's shares as a distribution on my Teledyne shares which I acquired in 1960 and as a distribution of a 3-for-1 stock split. (See Item 3 above.) Although I personally have no plans or proposals reportable pursuant to Item 4(a) through (j), it should be noted that I am a member of the Issuer's Board of Directors, and in that capacity, could have occasion to consider such plans or proposals in the future.

ITEM 5.  INTEREST IN SECURITIES OF ISSUERS

I own 4,663,056 (18.7%) of the Issuer's Common Stock as to which I have sole voting and dispositive powers. Other than receiving the distributions described above, I have had no transactions in the Issuer's Common Stock.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See response to Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

Page 4 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


December 16, 1994.                              /s/ Henry E. Singleton
											----------------------
											Henry E. Singleton